

Order Form
Reg CF

Prepared for: DiviGas LLC

Contact: Andre Lorenceau

Email: andre.l@divigas.com

Quote Date: Mar 30, 2025

Valid Until: Mar 31, 2025

Proposed By: Paul Matiychuk

Billing Information

Effective Date:	Mar 31, 2025 11:25:55 AM UTC-0700
Commencement Date (if different from Effective Date)**:**	Jun 7, 2025
Billing Contact:	Andre Lorenceau
Billing Phone:	
Payment Terms:	Custom
Custom Billing Terms:	$5,000 due by March 31, 2025 and $35,000 due net 60 or upon launch if earlier
Billing Email:	andre.l@divigas.com
Billing Address:	1445 North Loop West, Ste 245F #1196, Houston Texas USA 77009

Set Up Fees

Set Up Fees	Net Price
DealMaker Securities – Reg CF Onboarding	$10,000
DealMaker.tech Plus Setup	$4,000
DealMaker Reach - Full Package Setup	$24,000
DealMaker Shareholder Services - Setup	$2,000
Discount	20%
Total Net Setup	**$40,000**

Monthly Fees

Monthly Fees	Net Price
DealMaker.tech - Plus Platform Monthly Fee	$2,000
DealMaker Reach - Marketing Advisory Monthly Fee	$11,000
DealMaker Reach - Marketing Consulting Monthly Fee	$2,000
Total Net Monthly	**$15,000**

This Order Form sets forth the terms of service by which a number of separate DealMaker affiliates are engaged to provide services to Customer (collectively, the "**Services**"). By its signature below in each applicable section, Customer hereby agrees to the terms of service of each company referenced in such section. Unless otherwise specified above, the Services shall commence on the date hereof.

By preceding with its order, Customer agrees to be bound contractually with each respective company. The Applicable Terms of Service include and contain, among other things, warranty disclaimers, liability limitations and use limitations.

In particular, Customer understands and agrees that it is carrying out a self-hosted capital raise and bears primary responsibility for the success of its own raise. No DealMaker entity is ever responsible for the success of Customer's campaign and no guarantees or representations are ever in place with respect to (i) capital raised (ii) investor solicitation or (iii) completion of investor transactions with Customers. Customer agrees and acknowledges that online capital formation is uncertain, and that nothing in this agreement prevents Customer from pursuing concurrent or sequential alternative forms of capital formation. Customer should use its discretion in choosing to engage the vendors described in this Agreement and agrees that such entities bear no responsibility to Customer with respect to raising capital.

There shall be no force or effect to any different terms other than as described or referenced herein (including all terms included or incorporated by reference) except as entered into by one of the companies referenced herein and Customer in writing.

A summary of Services purchased is described in the Schedule "Summary of Compensation" attached. The applicable Terms of Service are described on the Schedules thereafter, and are incorporated herein.

Services NEVER include providing any investment advice nor any investment recommendations to any investor.

DiviGas LLC	
Name	Andre Lorenceau
Title	CEO & Founder
Signature	
Date	Mar 31, 2025 11:25:55 AM UTC-0700

Schedule "Summary of Compensation"

Activation/Setup Fee: Onboarding, Due Diligence and Asset Creation: $40,000
   This fee includes:
   i. $10,000 payable to DealMaker Securities LLC for Pre-Offering Due Diligence.
   ii. $4,000 payable to DealMaker for infrastructure for self-directed electronic roadshow.
   iii. $24,000 payable to DealMaker Reach LLC for consulting and developing materials for self-directed electronic roadshow; and
   iv. $2,000 payable to DealMaker Transfer Agent LLC (O/A "DealMaker Shareholder Services") for Onboarding.

Monthly Subscription Fee: $2,000
   - Monthly account management and software access fees commence in the month of the Commencement date. If no Commencement date is stated on the Order Form, monthly fees commence in the first month following the Effective Date.

Usage Fee: 8.5% Cash Fee From All Proceeds:
   - Cash Fee is payable to DealMaker Securities and Customer may elect to offset all or a portion of this fee by levying an administrative fee to investors.
   - Cash fee includes all payment processing fee, transaction fee, electronic signature fee and AML search fee. Cash fee does not include processing investor refunds for Customers, which are chargeable at $50.00 per refund.

Marketing Services: $13,000 Monthly
   Marketing Services are separately available from DealMaker Reach per the terms set forth on Schedule "Marketing Scope of Services (Reach)".

DealMaker Shareholder Services:
   - $250 monthly subscription fee for DealMaker Shareholder Services Management portal.
   - DealMaker Shareholder Services include the issuance of securities by DealMaker Shareholder Services to investors in any Offering conducted on DealMaker, as well as the maintenance of Customer's register of securities
   - Fee for additional DealMaker Shareholder services is listed on the DM Shareholder Services Services Rate card here and is subject to regular update in the ordinary course.

Note: Prices are standard base fee and subject to additional customization fee. A condition of the use of DealMaker Transfer Agent LLC (O/A "DealMaker Shareholder Services") is that Customer continue to pay any and all outstanding fee owing to DealMaker, including software fee for use of the DealMaker Shareholder Services Management portal on a monthly basis.

Schedule "Marketing Scope of Services (DealMaker Reach LLC)"

Full Marketing Fee Includes:

1. Website Design and Development:
   - Copywriting and design of the website with up to 3 rounds of revisions at the copywriting stage and design stage each.
   - Development of the website using Webflow.
   - Integration of tracking, analytics, and pixels.
   - Ongoing maintenance and management of website content.
2. Audience-Building Infrastructure:
   - Audience building through email capture on landing pages.
   - Creation of the following email series:
     i. Investor educational email series (4 to 6 emails)
     ii. Post investment series (1-2 emails)
   - Ongoing email list nurturing with updates from the Customer's campaign announcements, relevant news, and webinars.
   - Design and implementation of email capture in Klaviyo.
   - Integration of DealMaker webhooks to build and track the investor funnel and status.
3. Video Production:
   - Creation of a campaign video to highlight the investment opportunity.
     i. 90-120 Seconds
     ii. Basic Motion Graphics (includes lower-thirds, basic text animations, etc.)
     iii. Access to Stock Footage
   - Creation of video script with up to 2 rounds of revisions on the script.
   - One full day of video shooting (up to 10 hours).
   - Creation of final video with up to three revisions of edits
4. Conversion Rate Optimization (CRO):
   - Continuous testing of website content to improve conversion rates.
5. Email Marketing:
   - Ongoing nurturing of the email list with updates repurposed from the Customer's campaign announcements, relevant news, and webinars.
6. Ad Creative
   - 4-6 image assets resized for all channels
   - 2-3 video assets resized for all channels
   - 3-4 copy variations applicable to respective channels
7. Paid Media
   - Management of Google ADs including Search, Display, Google Discovery, and YouTube ads.
   - Management of Meta Ads (Facebook & Instagram) as well as Twitter/X ads upon request.
   - Ongoing testing of ad copy and creative.
8. Partnerships:
   - Sourcing and negotiating private ad placements with relevant publishers and email newsletters.
9. Reporting:
   - Regular calls: bi-weekly
   - Strategic planning, implementation, and execution of the marketing budget.
   - Coordination with third-party agents in connection with the performance of services.
   - Monthly forecasting.

- Monthly and bimonthly report generation.

Customer is responsible for reviewing items 1 through 9 with Customer's professional advisors, as required Marketing Services monthly fee will commence in the first month following **the Effective Date**.

FEE NOT INCLUDED
- Expenses

Marketing Services are provided by DealMaker Reach LLC. Customer hereby agrees to the terms set forth in the DealMaker Reach Terms of Service linked [here], with fee described on Schedules "Summary of Compensation" and "Marketing Score of Services (DealMaker Reach LLC)"hereto.

Customer Signature	

Schedule "Broker Dealer Services" (DealMaker Securities LLC)

Onboarding Services
- Due diligence
- Assisting in the preparation and review of Form C
- Other services necessary and required prior to the regulatory approval of the Offering.

Advisory, Compliance and Consulting Services During the Offering
- services as Company's Intermediary for the Offering, pursuant to Regulation CF
- coordination with third party vendors and general guidance with respect to the Offering
- providing updates to issuer with respect to the Offering
- co-ordinating closings and release from escrow
- Reviewing investor information, including identity verification, performing AML (Anti-Money Laundering) and other compliance background checks, and providing issuer with information on an investor in order for issuer to determine whether to accept such investor into the Offering.
- If necessary, discussions with the issuer regarding additional information or clarification on an issuer-invited investor.
- Providing education materials for Client to share with investors
- Coordinating with third party agents in connection with performance of services.
- Creating User account access for investors to participate in the issuer-directed Offering
- Providing communication channels for Client's investors in the issuer-directed Offering, as required by Regulation 17 C.F.R. Part 227 ("Regulation CF")

Customer hereby engages and retains DealMaker Securities LLC, a registered Broker-Dealer, to provide the applicable services described above. Customer hereby agrees to the terms set forth in the DealMaker Securities Terms linked [here](), with compensations described on Schedule "Summary of Compensations" hereto.

Customer Signature	

Schedule
"DealMaker.tech Subscription Platform and Shareholder Services Online Portal"

During the Offering, Subscription Processing and Payments Functionality

- Creation and maintenance of deal portal powered by DealMaker.tech software with fully-automated tracking, signing, and reconciliation of investment transactions
- Full analytics suite to track all aspects of the offering and manage the conversion of prospective investors into actual investors.

Apart from the Offering, Shareholder Management via DealMaker Shareholder Services

- Access to DM Shareholder Management Technology to provide corporate updates, announce additional financings, and track engagement
- Document-sharing functionality to disseminate share certificates, tax documentation, and other files to investors
- Monthly compensation is payable to DealMaker.tech while the client has engaged DealMaker Shareholder Services

Subscription Management and DM Shareholder Management Technology is provided by Novation Solutions Inc. O/A DealMaker. Customer hereby agrees to the terms set forth in the DealMaker Terms of Service linked [here] with compensation described on Schedule "Summary of Compensation" hereto.

Customer Signature	

Schedule "Transfer Agent Services" (DealMaker Shareholder Services)

Account Setup:

General onboarding and customer account setup, includes:
- Upload of existing shareholder list (2,500 shareholders or fewer)
- Issuer review and compliance package (directors resolutions, etc)

Shareholder Services Management Portal Monthly Compensation

.

Number of Shareholders	Monthly Compensation
0-250	$250 minimum flat fee
251-500	$0.75 / shareholder
501-1500	$0.50 / shareholder
1,501-5,000	$0.20 / shareholder
5,001-10,000	$0.10 / shareholder
10,001+	$0.08 / shareholder

Issuance Compensation (Per Action)

Electronic Record (Book Entry) security issuance compensation included

Compensation for additional services is listed on the DealMaker Shareholder Services Rate card [here] and is subject to regular update in the ordinary course. **Upload of historic shareholder list includes up to 2,500 shareholders provided that that shareholder data meets DealMaker's standard data format. Services related to onboarding historical shareholders where data is not provided in DealMaker's standard format or above and beyond the first 2,500 shareholders will be billable at DealMaker Shareholder Services standard hourly rates of $50 per hour.**

A condition of the use of DealMaker Shareholder Services is that Customer continue to pay any and all outstanding compensation owing to DealMaker, including software compensation for use of the DealMaker Shareholder Services Management portal on a monthly basis, on the compensation and terms established in the Order Form entered into between Customer and DealMaker.

Customer hereby engages and retains DealMaker Transfer Agent LLC, a registered Transfer Agent, (O/A "DealMaker Shareholder Services") to provide the applicable services described [here], with compensation described on Schedule "Summary of Compensation" hereto.

| Customer Signature |  |